SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

               (Amendment to Schedule TO filed on March 26, 2008)

                   BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC
                                (Name of Issuer)

                   BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                               Michelle Rhee, Esq.
                         c/o Bank of America Corporation
                              One Financial Center
                           Boston, Massachusetts 02110
                                 (617) 772-3672

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                               John M. Loder, Esq.
                                Ropes & Gray LLP
                             One International Place
                           Boston, Massachusetts 02110
                                 (617) 951-7000

                                 March 25, 2008
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation:   $21,000,000(a)        Amount of Filing Fee:  $825.30(b)
--------------------------------------------------------------------------------

(a) Calculated as the aggregate maximum purchase price for limited liability company interests.

(b)   Calculated at $39.30 per $1,000,000 of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:        $825.30
                               -------------------------------------------------
      Form or Registration No.:      Schedule TO-I, Registration No. 005-79366
                                 -----------------------------------------------
      Filing Party:                  BACAP Alternative Multi-Strategy Fund, LLC
                     -----------------------------------------------------------
      Date Filed:                    March 26, 2008
                   -------------------------------------------------------------

[_]   Check  the  box   if   the   filing   relates   solely    to   preliminary
      communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]   third-party tender offer subject to Rule 14d-1.

[X]   issuer tender offer subject to Rule 13e-4.

[_]   going-private transaction subject to Rule 13e-3.

[_]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

ITEM 1.  SUMMARY TERM SHEET.

         BACAP Alternative Multi-Strategy Fund, LLC (the "Fund") is offering to purchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) from investors of the Fund ("Investors") at their net asset value, calculated as of the Valuation Date (as defined below). The Board of Managers of the Fund (the "Board") has authorized the Fund to offer to purchase Interests in an amount up to $21,000,000. The offer to purchase Interests (the "Offer") will remain open until 12:00 midnight, Eastern Time, on April 24, 2008, or, if the Offer is extended, until a later date that corresponds to the extension of the Offer (the "Expiration Date"). The net asset value of the Interests will be calculated for this purpose as of June 30, 2008 or, if the Offer is extended, as of the next occurring last business day of a calendar month which is within sixty-five (65) days from the date on which the Offer actually expires (the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer. The Fund will review the calculation of the net asset value of Interests during the Fund's audit for its fiscal year ending March 31, 2008, which the Fund expects will be completed by the end of May 2008, and the audited net asset value of the Fund will be used to determine the final amount paid for tendered Interests.

         For further information relating to the Offer such as the maintenance of a minimum capital account, the results of an Investor tendering a portion of its Interest versus tendering its entire Interest, and the procedures for tendering Interests, please refer to paragraph #1 in the Offer to Purchase attached hereto as Exhibit B.

ITEM 2.  ISSUER INFORMATION.

(a) The name of the issuer is BACAP Alternative Multi-Strategy Fund, LLC. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company, and its offering of Interests is registered under the Securities Act of 1933, as amended. It is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 40 West 57th Street, NY1-040-33-02, New York, New York 10019 and the telephone number is (888) 786-9977.

(b) The title of the securities that are the subject of the Offer is limited liability company interests or portions thereof in the Fund (referred to herein as Interests). As of the close of business on February 29, 2008, there was approximately $104,691,506 in outstanding Interests. Subject to the conditions set forth in the Offer, the Fund will purchase up to $21,000,000 in Interests that are tendered by and not withdrawn by Investors, subject to any extension of the Offer.

(c) Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund's Amended and Restated Limited Liability Company Agreement dated December 1, 2005 (the "LLC Agreement").

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         The name of the filing person is BACAP Alternative Multi-Strategy Fund, LLC. The Fund's principal executive office is located at 40 West 57th Street, NY1-040-31-01, New York, New York 10019 and the telephone number is (888)
786-9977. The investment adviser of the Fund is Bank of America Investment Advisors, Inc. (the "Adviser"). The principal executive office of the Adviser is located at 100 Federal Street, Boston, MA 02110 and it may be reached at (888) 786-9977. The members of the Board are Thomas W. Brock, Thomas Yellin and Alan Brott. Their address is c/o BACAP Alternative Multi-Strategy Fund, LLC, 40 West 57th Street, NY1-040-31-01, New York, New York 10019.

ITEM 4.  TERMS OF THIS TENDER OFFER.

         (a) (1) (i) Subject to the conditions set forth in the Offer, the Fund will purchase up to $21,000,000 of Interests that are tendered by Investors by 12:00 midnight, Eastern Time, on the Expiration Date, which is April 24, 2008, unless the Offer is extended, and not withdrawn.

              (ii) The purchase price of Interests tendered to the Fund and accepted for purchase will be their net asset value as of the close of business on the Valuation Date, which is June 30, 2008 unless the Offer is extended, in which case it is the next occurring last business day of a calendar month within sixty-five (65) days after the date on which the Offer actually expires. The net asset value will be determined after all allocations to capital accounts of the Investor required to be made by the LLC Agreement have been made.

         For a discussion of the purchase and payment for an Investor whose entire Interest or a portion thereof is tendered and accepted for purchase by the Fund refer to paragraph #7 of the Offer to Purchase attached hereto as Exhibit B.

         A copy of: (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters from the Fund to an Investor in connection with the Fund's acceptance of that Investor's tender of Interests are attached hereto as Exhibits A, B, C, D, and E, respectively.

              (iii) The scheduled expiration date of the Offer is 12:00 midnight, Eastern Time, April 24, 2008.

              (iv) Not applicable.

              (v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Investors of such extension. See paragraph #8 of the Offer to Purchase attached hereto as Exhibit B for additional information.

              (vi) Any Investor tendering an Interest pursuant to the Offer may withdraw the tender at any time before midnight, Eastern Time, on the Expiration Date, which is April 24, 2008, unless the Offer is extended, and, if tendered Interests have not then been accepted by the Fund, at any time on or after June 19, 2008 (i.e., after the expiration of 40 business days from the commencement of the Offer).

              (vii) For a description of the procedures for tendering Interests, reference should be made to paragraph #5 of the Offer to Purchase attached hereto as Exhibit B.

         Any Investor tendering an Interest pursuant to the Offer may withdraw its tender as described in (vi) above. To be effective, any notice of withdrawal must be timely received by UMB at the address or the fax number set forth on the first page of the Letter of Transmittal. A form used to give notice of withdrawal of a tender is available by calling UMB at the telephone number set forth on the first page of the Letter of Transmittal. All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender are determined by the Fund in its sole discretion, and its determinations are final and binding. A tender of an Interest properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of a tendered Interest, the Interest may be tendered again before the Expiration Date by following the procedures described above.

              (viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered when it gives written notice to a tendering Investor of its election to purchase such Investor's Interest.

              (ix) If Interests totaling more than $21,000,000 are duly tendered by Investors to the Fund prior to the Expiration Date and are not withdrawn, the options of the Fund are delineated in paragraph #4 of the Offer to Purchase attached hereto as Exhibit B. The Offer may be extended, amended or canceled in various other circumstances as described in paragraph #8 of the Offer to Purchase attached hereto as Exhibit B.

              (x) The effect of the purchase of Interests is discussed in paragraph #2 of the Offer to Purchase attached hereto as Exhibit B.

              (xi) Not applicable.

              (xii) For a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Investors pursuant to the Offer please refer to paragraph #10 of the Offer to Purchase attached hereto as Exhibit B. Investors should consult their own tax advisors for a complete description of the tax consequences of a purchase of their Interests by the Fund pursuant to the Offer.

         (a)(2)  Not Applicable.

         (b) To the Fund's knowledge, no executive officer, director, or affiliate plans to tender, and the Fund presently has no plans to purchase the Interest of any executive officer, director or other affiliate of the Fund pursuant to the Offer.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The Fund's Prospectus (as updated and supplemented from time to time, the "Prospectus"), and the LLC Agreement, which were provided to each Investor in advance of subscribing for Interests, provide that the Board has the discretion to determine whether the Fund will purchase Interests from Investors from time to time pursuant to written tenders. The Prospectus also states that the Adviser expects that it will recommend to the Board that the Fund purchase Interests from Investors twice each year, in June and December.

         The Fund is not aware of any contract, arrangement, understanding or relationship with respect to Interests relating, directly or indirectly, to this Offer (whether or not legally enforceable) between: (i) the Fund and the Adviser or any Manager or any person controlling the Fund or controlling the Adviser or any member of the Board; and (ii) any person. However, the LLC Agreement provides that the Fund will be dissolved if the Interest of any Investor that has submitted a written request in accordance with the terms of the LLC Agreement to tender its entire Interest for repurchase by the Fund has not been repurchased within a period of two years of the request.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a) The purpose of the Offer is to provide liquidity to Investors that hold Interests, as contemplated by and in accordance with the procedures set forth in the Prospectus and the LLC Agreement.

         (b) Interests that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue new Interests from time to time. The Fund currently expects that it will accept subscriptions for Interests on the first day of each month, but is under no obligation to do so.

         (c) See paragraph #9 of the Offer to Purchase attached hereto as Exhibit B regarding the Fund's, Adviser's or Board's current plans, proposals or negotiations, if any. Because Interests are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The Fund expects that the purchase price for Interests acquired pursuant to the Offer, which will not exceed $21,000,000. See paragraph #7 of the Offer to Purchase attached hereto as Exhibit B for a further explanation of the sources from which the purchase price will be derived.

         (b)  There  are  no  material   conditions  to  the  financing  of  the
transaction. There are no alternative financing plans or arrangements for the transaction.

         (d) Neither the Fund, the Board, nor the Adviser have determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. For further information see paragraph #7 of the Offer to Purchase attached hereto as Exhibit B.

ITEM 8.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of February 29, 2008 NB Funding Company, LLC ("NB Funding"), a subsidiary of Bank of America, N.A., the parent company of the Adviser and Columbia Management Distributors, Inc., the distributor, owned approximately $23,361,112 (approximately 22.31%) of the outstanding Interests and has no plans to tender.

         (b) Other than the acceptance of subscriptions as of February 1, 2008 and March 1, 2008 there have been no transactions involving Interests that were effected during the past 60 business days by the Fund, the Adviser, any member of the Board or any person controlling the Fund or the Adviser.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

                  (a) (1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Investors pursuant to Rule 30e-1 under the 1940 Act and filed with the Securities and Exchange Commission ("SEC") pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

         Audited financial statements for the fiscal year ending March 31, 2006, previously filed on EDGAR on Form N-CSR on June 9, 2006.

         Audited financial statements for the fiscal year ending March 31, 2007, previously filed on EDGAR on Form N-CSR on June 7, 2007.

         Unaudited   financial   statements  for  the  six-month  period  ending
         September 30, 2007, previously filed on EDGAR on Form N-CSR on December 10, 2007.

         Copies of these financial statements may be obtained by visiting the SEC's website at www.sec.gov or may be obtained free of charge by calling the Fund at (888) 786-9977.

                  (2) The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934. The Fund does not have shares, and consequently does not have earnings per share information.

                  (3) Not applicable.

                  (4) The Fund does not have shares, and consequently does not have book value per share information.

                  (b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11. ADDITIONAL INFORMATION.

                  (a) (1) None.

                      (2) None.

                      (3) Not applicable.

                      (4) Not applicable.

                      (5) None.

                  (b) None.

ITEM 12. EXHIBITS.

         Reference is hereby made to the following exhibits which collectively constitute the Offer to Investors and are incorporated herein by reference:

         A. Cover Letter to Offer to Purchase and Letter of Transmittal.

         B. Offer to Purchase.

         C. Form of Letter of Transmittal.

         D. Form of Notice of Withdrawal of Tender.

         E. Forms  of  Letters  to Investors  in  connection  with  the   Fund's
            acceptance of tenders of Interests.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC

                                    By:      /s/ David R. Bailin
                                        ----------------------------------------
                                             Name:  David R. Bailin
                                             Title: President


March 25, 2008

                                  EXHIBIT INDEX

                                     EXHIBIT



A        Cover Letter of Offer to Purchase and Letter of Transmittal.

B        Offer to Purchase.

C        Form of Letter Transmittal.

D        Form of Notice of Withdrawal of Tender.

E Forms of Letters to Investors in connection with the Fund's acceptance of tenders of Interests.

--------------------------------------------------------------
                                                               BACAP Alternative
                                                        Multi-Strategy Fund, LLC


--------------------------------------------------------------------------------
         IF YOU DO NOT WANT TO SELL FUND INTERESTS AT THIS TIME, PLEASE
               DISREGARD THIS NOTICE. THIS LETTER AND THE ATTACHED
         INFORMATION ARE SIMPLY NOTIFICATION OF THE FUND'S TENDER OFFER.
--------------------------------------------------------------------------------



March 25, 2008



Dear Investor:

We are writing to inform you of important dates relating to a tender offer by BACAP Alternative Multi-Strategy Fund, LLC (the "Fund"). If you are not interested in selling your limited liability company interest in the Fund ("Interest") at this time, please disregard this notice.

TENDER OFFER INFORMATION
The tender offer period will begin on March 25, 2008 and end at 12:00 midnight, Eastern Time, on April 24, 2008. The purpose of the tender offer is to provide liquidity to Investors who hold Interests. Interests may be redeemed only by tendering them during one of the Fund's announced tender offers.

Should you wish to tender your Interest or a portion of your Interest during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed envelope or by fax so that it arrives no later than April 24, 2008. If you do not wish to tender your Interest, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME.

All requests to tender Interests must be received by the Fund's Sub-Transfer Agent, UMB Fund Services ("UMB"), either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by April 24, 2008. IF YOU ELECT TO TENDER, PLEASE CONFIRM RECEIPT OF THE LETTER OF TRANSMITTAL WITH UMB BY CALLING (888) 422-4227.

TO LEARN MORE
If you would like to learn more about the tender offer, please refer to the attached Offer to Purchase document, which contains additional information. If you have any questions, please contact your dedicated relationship team at Bank of America. The Fund's helpline (888) 786-9977 is also available to address any questions regarding the tender offer or the Fund in general.

Sincerely,

BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC

                                Offer to Purchase

                   BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC
                               40 West 57th Street
                            Mail Code: NY1-040-31-01
                            New York, New York 10019

               OFFER TO PURCHASE UP TO $21,000,000 IN OUTSTANDING
                 LIMITED LIABILITY COMPANY INTERESTS IN THE FUND
                              DATED MARCH 25, 2008

       LETTER OF TRANSMITTAL MUST BE RECEIVED BY UMB FUND SERVICES ("UMB")
                           BY THURSDAY, APRIL 24, 2008


                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
           12:00 MIDNIGHT, EASTERN TIME, ON THURSDAY, APRIL 24, 2008,
                          UNLESS THE OFFER IS EXTENDED

To the Investors of BACAP Alternative Multi-Strategy Fund, LLC:

BACAP Alternative Multi-Strategy Fund, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase for cash, on the terms and conditions set forth in this offer to purchase ("Offer to Purchase") and the related Letter of Transmittal (which together with this Offer to Purchase constitutes the "Offer"), up to $21,000,000 of interests in the Fund. (As used in this Offer, the term "Interest" or "Interests," as the context requires, refers to the limited liability company interests in the Fund representing beneficial interests in the Fund.) Purchases would be pursuant to tenders by investors of the Fund ("Investors") at a price equal to their net asset value as of June 30, 2008 or, if the Offer is extended, as of the next occurring last business day of a calendar month within sixty-five (65) days from the date on which the Offer actually expires (the "Valuation Date"). This Offer is being made to all Investors and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability under the Fund's Amended and Restated Limited Liability Company Agreement dated as of December 1, 2005 (the "LLC Agreement").

The Offer will remain open until 12:00 midnight, Eastern Time, on April 24, 2008 (the "Initial Expiration Date"), or, if the Offer is extended, until any later date that corresponds to an extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date."

Investors who desire to tender an Interest, or a portion of an Interest, for purchase must complete and sign the attached Letter of Transmittal and mail it or fax it to UMB for receipt on or before the Expiration Date. (See Section 5 of the Offer to Purchase for more information.)

Investors should realize that the value of the Interests tendered in this Offer likely will change between February 29, 2008 (the last time net asset value was calculated) and the Valuation Date (June 30, 2008, unless the Offer is extended), when the value of the Interests tendered to the Fund for purchase is determined. Investors tendering their Interest should also note that although the tender offer expires on April 24, 2008 (unless the Offer is extended), they will remain Investors in the Fund, with respect to the Interest tendered and accepted for purchase by the Fund, through the Valuation Date. Any tendering Investors that wish to obtain the estimated net asset value of their Interests should contact UMB, at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).


                                    IMPORTANT

NONE OF THE FUND, BANC OF AMERICA INVESTMENT ADVISORS, INC., THE FUND'S INVESTMENT ADVISER (THE "ADVISER"), OR ANY MEMBER OF THE FUND'S BOARD OF MANAGERS MAKES ANY RECOMMENDATION ON BEHALF OF THE FUND TO ANY INVESTOR AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING INTERESTS. INVESTORS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER INTERESTS AND, IF THEY CHOOSE TO DO SO, THE PORTION OF THEIR INTERESTS TO TENDER.

BECAUSE EACH INVESTOR'S INVESTMENT DECISION IS A PERSONAL ONE BASED ON ITS FINANCIAL CIRCUMSTANCES, NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND AS TO WHETHER INVESTORS SHOULD TENDER INTERESTS PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED BY THE FUND TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE FUND.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Questions, requests for assistance and requests for additional copies of the Offer may be directed to:

                   BACAP Alternative Multi-Strategy Fund, LLC
                              c/o UMB Fund Services
                            803 W. Michigan St. Ste A
                           Milwaukee, Wisconsin 53233
                              Phone: (888) 422-4227
                               Fax: (816) 860-3140

                   BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC
                                OFFER TO PURCHASE


                                TABLE OF CONTENTS

1.   SUMMARY TERM SHEET........................................................2

2.   BACKGROUND AND PURPOSE OF THE OFFER.......................................3

3.   OFFER TO PURCHASE AND PRICE...............................................4

4.   AMOUNT OF TENDER..........................................................5

5.   PROCEDURE FOR TENDERS.....................................................5

6.   WITHDRAWAL RIGHTS.........................................................6

7.   PURCHASES AND PAYMENT.....................................................6

8.   CERTAIN CONDITIONS OF THE OFFER...........................................7

9.   CERTAIN INFORMATION ABOUT THE FUND........................................8

10.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES...................................9

11.  MISCELLANEOUS.............................................................9

12.  FINANCIAL STATEMENTS.....................................................10

1. SUMMARY TERM SHEET.

This summary highlights certain information concerning this Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal.

o The Fund's offering documents, as supplemented from time to time, state that the Fund will offer from time to time to purchase a portion of its outstanding Interests at net asset value (that is, the value of the Fund's assets minus its liabilities), calculated as of the Valuation Date. The Board of Managers of the Fund has authorized the Fund to offer to purchase Interests in an amount up to $21,000,000. This Offer will remain open until 12:00 midnight, Eastern Time, on the Expiration Date, which is April 24, 2008, unless the Offer is extended. The net asset value of an Interest will be calculated for this purpose as of the Valuation Date, which is June 30, 2008 unless the Offer is extended. The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

o The Offer is being made to all holders of Interests and is not conditioned on any minimum amount of Interests being tendered. You may tender your entire Interest or a portion of your Interest (defined as a specific dollar value) up to an amount such that you maintain the required minimum capital account balance of at least $25,000.

o If you tender all or a portion of your Interest and the Fund purchases that Interest, you will receive a promissory note, to be held by Banc of America Investment Advisors, Inc. ("BAIA" or "Adviser") in its capacity as the Fund's administrator, entitling you to receive an initial payment in cash and/or marketable securities (valued in accordance with the LLC Agreement and distributed to tendering Investors on a pari passu basis) no later than 60 calendar days after the Valuation Date, equal to at least 95% of the estimated unaudited net asset value of your Interest tendered and purchased by the Fund as of the Valuation Date. The promissory note also will entitle you to receive a contingent payment equal to the balance promptly after the completion of the audit of the Fund's financial statements for the fiscal year ending March 31, 2009. See Section 7.

o If you tender only a portion of your Interest, you are required to maintain a capital account balance of at least $25,000. We reserve the right to purchase less than the amount you tender if the amount you tender would cause your remaining interest in the Fund to have a value less than the required minimum balance. See Section 7.

o If the Fund accepts the tender of your entire Interest or a portion of your Interest, your proceeds will be funded from one or more of the following sources: cash on hand, withdrawals of capital from the portfolio funds in which the Fund invests, the proceeds of the sale of and delivery of portfolio securities held by the Fund, or borrowings, though the Fund does not presently intend to make any such borrowings. See Section 7.

o Until the expiration of the Offer, you have the right to change your mind and withdraw any tenders of your Interest. If the Fund has not accepted your tender of an Interest (or portion of an Interest) before June 19, 2008, you will also have the right to withdraw the tender of your Interest on or after that date. Interests withdrawn before the Expiration Date may be re-tendered on or before the Expiration Date by following the tender procedures described herein. See Section 6.

o If you would like the Fund to purchase your Interest or a portion of your Interest, you must complete, sign and either mail or fax the enclosed Letter of Transmittal to UMB at the address or fax number listed on page
     (ii) of this  Offer  to  Purchase,  so that  it is  received  before  12:00 midnight, Eastern Time, on the Expiration Date, which is April 24, 2008 unless the Offer is extended. If you choose to fax the Letter of Transmittal, please mail the original Letter of Transmittal to UMB promptly after you fax it (although the original does not have to be received before the Expiration Date). See Section 5.

o If you would like to obtain the estimated net asset value of your Interest, which is calculated monthly, contact UMB at the address listed on page
     (ii), Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m., Eastern Time. The value of your Interest will likely change between the date its net asset value was last calculated and the Valuation Date, which is June 30, 2008 unless the Offer is extended, when the value of Interests tendered and accepted for purchase will be determined for purposes of calculating the purchase price for Interests. See Section 3. Please note that the Fund has the right to cancel, amend or postpone this Offer at any time before midnight, Eastern Time, on the Expiration Date, which is April 24, 2008 unless the Offer is extended. Also note that although the Offer will expire on the Expiration Date, you will remain an Investor in the Fund, with respect to any Interest you tendered that is accepted for purchase by the Fund, through the Valuation Date, when the net asset value of your Interest is calculated. Accordingly, the value of your tendered Interests may rise or fall until the Valuation Date.

o If you elect to tender, it is your responsibility to confirm, and it is strongly recommended that you confirm, receipt of the Letter of Transmittal with UMB. See Section 5.

2.       BACKGROUND AND PURPOSE OF THE OFFER.

The purpose of this Offer is to provide liquidity to Investors that hold Interests in the Fund, as contemplated by and in accordance with the procedures set forth in the Fund's Prospectus, as updated and supplemented from time to time (the "Prospectus"), and the LLC Agreement. The Prospectus and the LLC Agreement, which were provided to each Investor in advance of subscribing for Interests, provide that the Board of Managers of the Fund has the discretion to determine whether the Fund will purchase Interests from time to time from Investors pursuant to written tenders. The Prospectus also states that the Adviser expects that it will recommend to the Board of Managers that the Fund purchase Interests from Investors twice each year, in June and December. Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Fund, the Board of Managers has approved the Offer, after consideration of various matters, including but not limited to those set forth in the Prospectus, and the recommendation of the Adviser, in order to provide liquidity for Interests as contemplated in the Prospectus and the LLC Agreement.

The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Investors who do not tender Interests. Investors who retain their Interests may be subject to increased risks due to the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Investors who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that new and existing Investors make additional subscriptions for Interests from time to time. Payment for Interests and portions of Interests purchased pursuant to this Offer may also require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.

Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Interests from time to time. The Fund currently expects that it will accept subscriptions for Interests on the first day of each month thereafter, but is under no obligation to do so.

Net Assets of the Fund

December 31, 2007          $105,001,195
January 31, 2008           $103,535,624
February 29, 2008          $104,691,506 (estimate)
March 1, 2008              $106,028,306 (estimate including subscriptions
                           made on March 1)

3.       OFFER TO PURCHASE AND PRICE.

The Fund will, on the terms and subject to the conditions of the Offer, purchase up to $21,000,000 of Interests that are properly tendered by Investors, and not withdrawn (in accordance with Section 6 below) before 12:00 midnight, Eastern Time, on the Expiration Date, which is April 24, 2008, unless the Offer is extended. The Fund reserves the right to extend, amend or suspend the Offer as described in Sections 4 and 8 below. The purchase price of an Interest, or portion thereof, tendered and accepted for purchase will be its net asset value as of the close of the Valuation Date payable as set forth in Section 7. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.


As of the start of business on March 1, 2008, the Fund had approximately $106,028,306 in Interests outstanding (based on the estimated unaudited net asset value of such Interests and including subscriptions made as of March 1,
2008). Investors may obtain monthly estimated net asset value information, which the Fund calculates based on information it receives from the managers of the portfolio funds in which the Fund invests, as of the most recent month-end, by contacting UMB at the telephone number or address set forth on page (ii), Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. Eastern Time. The value of an Investor's Interest will likely change between any such date and the Valuation Date, which is June 30, 2008 unless the Offer is extended, when the value of the Interests tendered by Investors will be determined for purposes of calculating the purchase price of Interests tendered and accepted for purchase.

4.       AMOUNT OF TENDER.

The Offer is being made to all Investors and is not conditioned on any minimum amount of Interests being tendered. Subject to the limitations set forth below, Investors may tender their entire Interest or a portion of their Interest (defined as a specific dollar value) as long as they maintain a capital account balance of least $25,000. The Fund reserves the right to reduce the amount to be purchased from any Investor tendering a portion of its Interest so that the required minimum capital account balance is maintained.

If the amount of Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to $21,000,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the tendered Interests unless the Fund elects to suspend or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If more than $21,000,000 of Interests are duly tendered to the Fund prior to the Expiration Date and not withdrawn pursuant to
Section 6 below, the Fund will in its sole discretion either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or suspended in various other circumstances described in Section 8 below.

5.       PROCEDURE FOR TENDERS.

Investors wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to UMB in the enclosed envelope at the address set forth on page (ii), or fax a completed and executed Letter of Transmittal to UMB at the fax number set forth on page (ii). The completed and executed Letter of Transmittal must be received by UMB, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to UMB via certified mail, return receipt requested, or by facsimile transmission. An Investor choosing to fax a Letter of Transmittal to UMB must also send or deliver the original completed and executed Letter of Transmittal to UMB promptly thereafter.

Investors wishing to confirm receipt of a Letter of Transmittal may contact UMB at the address or telephone number set forth on page (ii). The method of delivery of any documents is at the election and complete risk of the Investor tendering an Interest including, but not limited to, the failure of UMB to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determinations shall be final and binding.

The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular

Investor, and the Fund's interpretation of the terms and conditions of the Offer is final and binding. Unless waived, any defects or irregularities in connection with a tender must be cured within such time as the Fund determines. A tender will not be deemed to have been made until the defects or irregularities relating to that tender have been cured or waived. None of the Fund, the Adviser or the Board of Managers are obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6.       WITHDRAWAL RIGHTS.

Any Investor tendering an Interest pursuant to this Offer may withdraw its tender at any time before midnight, Eastern Time, on the Expiration Date, which is April 24, 2008 unless the Offer is extended, and, if tendered Interests have not been accepted by the Fund, at any time on or after June 19, 2008. To be effective, any notice of withdrawal of a tender must be timely received by UMB at the address or fax number set forth on page (ii). A form to give notice of withdrawal of a tender is available by calling UMB at the telephone number set forth on page (ii). All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender are determined by the Fund, in its sole discretion, and its determinations are final and binding. Interests subject to a tender that has been properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered again before the Expiration Date by following the procedures described in
Section 5.

7.       PURCHASES AND PAYMENT.

For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered when it gives written notice to the tendering Investor of its election to purchase the Investor's Interest. As stated in Section 3 above, the purchase price of an Interest tendered by any Investor and accepted for purchase will be the net asset value thereof as of the Valuation Date, which is June 30, 2008 if the Offer expires on the Initial Expiration Date, and otherwise the next occurring last business day of a calendar month within sixty-five (65) days after the date on which the Offer expires. The net asset value will be determined after all allocations to capital accounts of the Investor required to be made by the LLC Agreement have been made.

An Investor whose entire Interest or a portion thereof is tendered and accepted for purchase by the Fund will receive as consideration a non-transferable, non-interest bearing promissory note, to be held for such Investor by the Fund's administrator, entitling the Investor to receive an initial payment in cash and/or marketable securities (valued in accordance with the LLC Agreement and distributed to tendering Investors on a pari passu basis) equal to 95% of the estimated unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Valuation Date (the "Initial
Payment"). Payment of this amount will be made to the Investor within 60 calendar days after the Valuation Date. The promissory note also entitles the Investor to receive a contingent payment equal to the excess, if any, of (a) the net asset value of the Interest tendered and accepted for purchase by the Fund as of the Valuation Date, determined based on the audited financial statements of the Fund for the fiscal year ending March 31, 2009 over (b) the Initial Payment (the "Contingent Payment"). The Contingent Payment is payable in cash promptly after completion of the audit of the Fund's financial statements for the fiscal year ending March 31, 2009. It is anticipated that the audit of the Fund's financial statements for the fiscal year ending March 31, 2009 will be completed by no later than 60 days after the end of the fiscal year. Although the note is non-interest bearing, the Fund may earn interest on these deposited amounts. Any such interest is for the benefit of the Fund and will not be paid to tendering Investors as part of any Contingent Payment.

Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Investors.

Any cash payments due under the note will be made by wire transfer directly to the account in which the tendering Investor held its Interest or such other account as the tendering Investor may designate in writing or by check directly to the tendering Investor to an address designated by the Investor. Cash payments wired directly to Investor accounts will be subject upon withdrawal from the account to any fees that the institution at which the account is held would customarily assess upon the withdrawal of cash from the account.

The Fund expects that cash payments for Interests acquired pursuant to the Offer will not exceed $21,000,000 (unless the Fund elects to purchase a greater amount) and will be derived from: (a) cash on hand; (b) withdrawal of capital from one or more of the portfolio funds in which the Fund invests; (c) the proceeds of the sale of securities and portfolio assets held by the Fund; or (d) possibly borrowings, as described below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amounts estimated to be paid under the promissory notes as described above. Neither the Fund, the Board of Managers, nor the Adviser have determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to borrow money to finance any portion of the purchase price, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Investors, withdrawal of capital from the portfolio funds in which it invests, or from the proceeds of the sale of securities and portfolio assets held by the Fund.

8.       CERTAIN CONDITIONS OF THE OFFER.

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Investors of such extension and of the new Expiration Date. In the event that the Fund so elects to extend the tender period, the Valuation Date for the purpose of determining the purchase price for tendered Interests will be the next occurring last business day of a calendar month within sixty-five (65) days from the new Expiration Date. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer: (a) to cancel or suspend the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation or suspension not to purchase or pay for any Interests tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Interests tendered. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Investors.

The Fund, by action of a majority of the Board of Managers, may suspend the Offer at any time, including but not limited: (a) for any period during which an emergency exists as a result of which it is not reasonably practicable for the Fund to dispose of securities it owns or determine the value of the Fund's net assets; (b) for any other periods that the Securities Exchange Act of 1934 permits by order for the protection of Investors; or (c) under other unusual circumstances as the Board of Managers deems advisable to the Fund and its Investors. The Board of Managers may deem it advisable to suspend the Offer in the event, among other things, that: (x) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (y) there is, in the judgment of the Board of Managers, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Investors if Interests tendered pursuant to the Offer were purchased; or (z) the Board of Managers determines that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer.

9.       CERTAIN INFORMATION ABOUT THE FUND.

The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company, and its offering of Interests is registered under the Securities Act of 1933, as amended. It is organized as a Delaware limited liability company. The principal office of the Fund is located at 40 West 57th Street, Mail Code: NY1-040-31-01, New York, New York 10019 and the phone number is (888) 786-9977. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

Neither the Fund, the Adviser, nor the Board of Managers currently has any plans, proposals or negotiations that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Fund) or the disposition of Interests; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund;
(d) any change in the identity of the Adviser, its Board of Managers or in the management of the Fund, including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers or to fill any existing vacancy on the Board of Managers; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies for which a vote would be required by
Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

As of February 29, 2008, NB Funding Company, LLC ("NB Funding"), a subsidiary of Bank of America, N.A., the parent company of the Adviser and Columbia Management Distributors, Inc., the Distributor, owned approximately $23,361,113 (approximately 22.31%) of the outstanding Interests and has no plans to tender.

Other than the acceptance of subscriptions as of February 1, 2008 and March 1, 2008, there have been no transactions involving the Interests that were effected during the past 60 days by the Fund, the Adviser, any member of the Board of Managers or any person controlling the Fund or the Adviser.

10.      CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Investors pursuant to the Offer. Investors should consult their own tax advisors for a complete description of the tax consequences of a purchase of their Interests by the Fund pursuant to the Offer.

In general, an Investor from whom an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such Investors generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of money received by the Investor exceeds such Investor's then adjusted tax basis in such Investor's Interest. An Investor's basis in such Investor's remaining Interest will be reduced (but not below zero) by the amount of money received by the Investor from the Fund in connection with the purchase. An Investor's basis in such Investor's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Investor for periods through the Valuation Date. Money distributed to an Investor in excess of the adjusted tax basis of such Investor's Interest is taxable as capital gain or ordinary income, depending on the circumstances. An Investor whose entire Interest is purchased by the Fund may recognize a loss, but only to the extent that the amount of money received from the Fund is less than the Investor's then adjusted tax basis in the Investor's repurchased Interest. In the unlikely event that the Fund uses securities rather than cash as consideration, there would be different tax consequences.

11.      MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer. A free copy of this statement may be obtained from the Fund by contacting UMB at the address and telephone number listed on page (ii) or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.

12.      FINANCIAL STATEMENTS.

The following financial statements of the Fund are incorporated herein by reference: audited financial statements for the fiscal year ended March 31, 2007, previously filed on EDGAR on Form N-CSR on June 7, 2007; audited financial statements for the fiscal year ended March 31, 2006, previously filed on EDGAR on Form N-CSR on June 9, 2006; and unaudited financial statements for the six month period ending September 30, 2007, previously filed on EDGAR on Form N-CSR on December 10, 2007.

You may obtain copies of these financial statements by visiting the SEC's website at www.sec.gov, or may be obtained free of charge by calling the Fund at
(888) 786-9977.

                              LETTER OF TRANSMITTAL

                                    REGARDING
                       LIMITED LIABILITY COMPANY INTERESTS
                                       IN


                   BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC

                   Tendered Pursuant to the Offer to Purchase
                              Dated March 25, 2008

           ---------------------------------------------------------------------

                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                   AT, AND THIS LETTER OF TRANSMITTAL MUST BE
                  RECEIVED BY THE FUND'S SUB-TRANSFER AGENT BY,
                         12:00 MIDNIGHT, EASTERN TIME,
           ON THURSDAY, APRIL 24, 2008, UNLESS THE OFFER IS EXTENDED.

           ---------------------------------------------------------------------

        COMPLETE THIS LETTER OF TRANSMITTAL AND RETURN BY MAIL OR FAX TO:

                   BACAP Alternative Multi-Strategy Fund, LLC
                              c/o UMB Fund Services
                            803 W. Michigan St. Ste A
                           Milwaukee, Wisconsin 53233
                              Phone: (888) 422-4227
                               Fax: (816) 860-3140

Ladies and Gentlemen:

The undersigned hereby tenders to BACAP Alternative Multi-Strategy Fund, LLC, a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Fund"), the limited liability company interest (the "Interest") in the Fund or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase dated March 25, 2008 ("Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer"). THE TENDER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

The undersigned hereby sells to the Fund the Interest or portion thereof tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the Interest or portion thereof tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by the Fund. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any Interest in the Fund or portions thereof tendered hereby. The undersigned recognizes that, if the Offer is oversubscribed, all the undersigned's Interest in the Fund may not be purchased.

The undersigned acknowledges that the method of delivery of any document is at the election and the complete risk of the undersigned, including, but not limited to, the failure of the Fund's Sub-Transfer Agent, UMB Fund Services ("UMB"), to receive any Letter of Transmittal or other document.

A non-transferable, non-interest bearing promissory note for the purchase price will be paid to the undersigned if the Fund accepts for purchase the Interest or portion thereof tendered hereby. The undersigned acknowledges that the promissory note will be held for the undersigned by Banc of America Investment Advisors, Inc., the Fund's administrator. The initial and contingent cash payments of the purchase price for the Interest or portion thereof tendered by the undersigned and accepted for purchase by the Fund will be made by wire transfer or check to an account designated by the undersigned. The undersigned hereby represents and warrants that the undersigned understands that upon a withdrawal of such cash payment from the account, the institution at which the account is held may subject such withdrawal to any fees that it would customarily assess upon the withdrawal of cash from such account. The undersigned hereby represents and warrants that the undersigned understands that any payment in the form of marketable securities would be made by means of special arrangement with the tendering Investor in the sole discretion of the Board of Managers of the Fund.

The undersigned recognizes that the amount of the purchase price for Interests will be based on the estimated unaudited net asset value of the Fund as of June 30, 2008, unless the offer is extended, and that the contingent payment portion of the purchase price, if any, will be determined upon completion of the audit of the Fund's financial statements for the fiscal year ending March 31, 2009, which is anticipated to be completed not later than 60 days after March 31, 2009. The payment of the contingent obligation will be made promptly after the completion of the audit.

All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 6 of the Offer to Purchase, this tender is irrevocable.

IF YOU DO NOT WANT TO SELL YOUR INTERESTS AT THIS TIME, PLEASE DISREGARD THIS NOTICE. THIS IS SIMPLY NOTIFICATION OF THE FUND'S TENDER OFFER. IF YOU DECIDE TO TENDER, YOU ARE RESPONSIBLE FOR CONFIRMING THAT UMB HAS RECEIVED YOUR DOCUMENTS.

PLEASE FAX OR MAIL THE ENCLOSED ENVELOPE TO:

BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC
C/O UMB FUND SERVICES
803 W. MICHIGAN ST. STE A
MILWAUKEE, WISCONSIN 53233
PHONE: (888) 422-4227
FAX: (816) 860-3140

PART 1.  INVESTOR INFORMATION:

Name of Investor:
                  --------------------------------------------------------------

Address of Investor:
                     -----------------------------------------------------------


--------------------------------------------------------------------------------

Phone Number: (       )
              ------------------------------------------------

Bank of America Officer:
                         -------------------------------------------------------

PART 2.  AMOUNT OF INTEREST IN THE FUND BEING TENDERED:

[ ]      Entire limited liability company interest.

[ ] Portion of limited liability company interest expressed as a specific dollar value. A minimum interest of at least $25,000 must be maintained (the "Required Minimum Balance").*

                                                   $
                                                    -----------

         *The undersigned understands and agrees that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below the Required Minimum Balance, the Fund may reduce the amount to be purchased from the undersigned so that the Required Minimum Balance is maintained.

PART 3.  PAYMENT:

The promissory note for the purchase price will be held for you by Banc of America Investment Advisors, Inc., the Fund's administrator.

FOR ALL ACCOUNTS, please provide the client name and account information to which cash payments will be distributed. PLEASE NOTE THAT IF YOUR INVESTMENT IS HELD IN CUSTODY BY BAI / NFS, WITHDRAWAL PROCEEDS WILL BE WIRED BACK TO THE CLIENT'S MASTER BAI / NFS CUSTODY ACCOUNT.

Wire Instructions:         Institution:
                                        ----------------------------------------

                           Account Title:
                                          --------------------------------------

                           Account Number:
                                           -------------------------------------

                           For Further Credit Name:
                                                    ----------------------------

                           For Further Credit Account Number:
                                                              ------------------

                           ABA Number:
                                      ------------------------------------------

            Reference Information: BACAP Alternative Multi-Strategy Fund, LLC

PART 4.  SIGNATURE(S):

FOR INDIVIDUAL INVESTORS AND JOINT TENANTS:

-------------------------------------------------             -------------------------------------------------
(Signature of Investor(s) or Authorized Person(s)             (Signature of Investor(s) or Authorized Person(s)
Exactly as Appeared on Subscription Agreement)                Exactly as Appeared on Subscription Agreement)

-------------------------------------------------             -------------------------------------------------
Name of Signatory (please print)                              Name of Signatory (please print)

-------------------------------------------------             -------------------------------------------------
Title of Authorized Person (please print)                     Title of Authorized Person (please print)


FOR OTHER INVESTORS:

-------------------------------------------------             -------------------------------------------------
(Signature of Investor(s) or Authorized Person(s)             (Signature of Investor(s) or Authorized Person(s)
Exactly as Appeared on Subscription Agreement)                Exactly as Appeared on Subscription Agreement)

-------------------------------------------------             -------------------------------------------------
Name of Signatory (please print)                              Name of Signatory (please print)

-------------------------------------------------             -------------------------------------------------
Title of Authorized Person (please print)                     Title of Authorized Person (please print)

-------------------------------------------------             -------------------------------------------------
(Signature of Investor(s) or Authorized Person(s)             (Signature of Investor(s) or Authorized Person(s)
Exactly as Appeared on Subscription Agreement)                Exactly as Appeared on Subscription Agreement)

-------------------------------------------------             -------------------------------------------------
Name of Signatory (please print)                              Name of Signatory (please print)

-------------------------------------------------             -------------------------------------------------
Title of Authorized Person (please print)                     Title of Authorized Person (please print)



Date:
      ----------------------

                     Form of Notice of Withdrawal of Tender

       (To be provided only to Investors that call and request the form.)

                         NOTICE OF WITHDRAWAL OF TENDER

                REGARDING LIMITED LIABILITY COMPANY INTERESTS IN

             BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC (THE "FUND")

                   Tendered Pursuant to the Offer to Purchase
                              Dated March 25, 2008

 -------------------------------------------------------------------------------

                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                    AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
       RECEIVED BY THE FUND'S SUB-TRANSFER AGENT EITHER BY MAIL OR FAX BY,
                          12:00 MIDNIGHT, EASTERN TIME,
            ON THURSDAY APRIL 24, 2008, UNLESS THE OFFER IS EXTENDED.

 -------------------------------------------------------------------------------

        COMPLETE THIS NOTICE OF WITHDRAWAL AND RETURN BY MAIL OR FAX TO:

                   BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC
                              C/O UMB FUND SERVICES
                            803 W. MICHIGAN ST. STE A
                           MILWAUKEE, WISCONSIN 53233
                              PHONE: (888) 422-4227
                               FAX: (816) 860-3140

  YOU ARE RESPONSIBLE FOR CONFIRMING THAT THIS NOTICE OF WITHDRAWAL IS RECEIVED
                             BY UMB FUND SERVICES.

Ladies and Gentlemen:

The undersigned hereby withdraws the tender of its limited liability company interest in BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC (the "Fund"), or the tender of a portion of such interest, for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated
_____________________.

This tender was in the amount of:

[ ]   Entire limited liability company interest in the Fund ("Interest").

[ ]   Portion of Interest expressed as a specific dollar value: $
                                                                  --------------

The undersigned recognizes that upon the receipt on a timely basis of this Notice of Withdrawal of Tender, properly executed, the Interest (or portion thereof) previously tendered will not be purchased by the Fund.

SIGNATURE(S):

FOR INDIVIDUAL INVESTORS AND JOINT TENANTS:

-------------------------------------------------             -------------------------------------------------
(Signature of Investor(s) or Authorized Person(s)             (Signature of Investor(s) or Authorized Person(s)
Exactly as Appeared on Subscription Agreement)                Exactly as Appeared on Subscription Agreement)


-------------------------------------------------             -------------------------------------------------
Name of Signatory (please print)                              Name of Signatory (please print)


-------------------------------------------------             -------------------------------------------------
Title of Authorized Person (please print)                     Title of Authorized Person (please print)



FOR OTHER INVESTORS:

-------------------------------------------------             -------------------------------------------------
(Signature of Investor(s) or Authorized Person(s)             (Signature of Investor(s) or Authorized Person(s)
Exactly as Appeared on Subscription Agreement)                Exactly as Appeared on Subscription Agreement)


-------------------------------------------------             -------------------------------------------------
Name of Signatory (please print)                              Name of Signatory (please print)


-------------------------------------------------             -------------------------------------------------
Title of Authorized Person (please print)                     Title of Authorized Person (please print)


-------------------------------------------------             -------------------------------------------------
(Signature of Investor(s) or Authorized Person(s)             (Signature of Investor(s) or Authorized Person(s)
Exactly as Appeared on Subscription Agreement)                Exactly as Appeared on Subscription Agreement)


-------------------------------------------------             -------------------------------------------------
Name of Signatory (please print)                              Name of Signatory (please print)


-------------------------------------------------             -------------------------------------------------
Title of Authorized Person (please print)                     Title of Authorized Person (please print)


Date:
     ----------------------

--------------------------------------------------------------
                                                               BACAP Alternative
                                                        Multi-Strategy Fund, LLC

                          Form of Letter from the Fund
       to Investors in Connection with the Fund's Acceptance of Tenders of
                       Limited Liability Company Interests

      THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED YOUR INTEREST IN THE
                          FUND, OR A PORTION THEREOF.

---------, ----


XXX X. XXXX
XX XXXX XXXX
XX XXXX XXXX
XXXX, XX 00000

Dear Investor:

BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC (the "Fund") has received and accepted for purchase your tender of your limited liability company interest, or a portion thereof, in the Fund. Because you have tendered and the Fund has accepted your tender request, you will be entitled to receive a payment of at least 95% of the purchase price of the interest tendered, based on the estimated unaudited net asset value of the Fund as of June 30, 2008 (the "Valuation Date"), in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal dated ____________, 2008 or to such other account you have designated to the Fund, or sent by check to an address you have designated to the Fund, no later than 60 days after the Valuation Date, and provided that your account retains the required minimum balance, in accordance with the terms of the tender offer. You will remain a member of the Fund with respect to any portion of your interest in the Fund that you did not tender.

The balance of the purchase price will be paid to you after the completion of the Fund's year-end audit for the fiscal year ending March 31, 2009, and is subject to year-end audit adjustment. This amount will be paid promptly after the conclusion of the year-end audit, or on such earlier date as the Fund's Board of Managers may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of May 2009.

If you have any questions, please contact your dedicated relationship team at Bank of America. The Fund's helpline is also available and can be reached at
(888) 786-9977 to address any questions regarding the tender offer or the Fund in general.

Sincerely,

BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC

--------------------------------------------------------------
                                                               BACAP Alternative
                                                        Multi-Strategy Fund, LLC


                          Form of Letter from the Fund
       to Investors in Connection with the Fund's Acceptance of Tenders of
                       Limited Liability Company Interests


      THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED YOUR INTEREST IN THE
                          FUND, OR A PORTION THEREOF.

---------, ----


XXX X. XXXX
XX XXXX XXXX
XX XXXX XXXX
XXXX, XX 00000


Dear Investor:

BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC (the "Fund") has received and accepted for purchase your tender of your limited liability company interest, or a portion thereof, in the Fund. Please refer to your investor statement for June 30, 2008, which reflects the Fund's purchase of your tendered interest.

You have been paid at least 95% of the purchase price of the interest tendered, based on the estimated unaudited net asset value of the Fund as of June 30, 2008, provided that, in the case of a partial tender, your account retains the required minimum balance, in accordance with the terms of the tender offer. The funds were wired directly into your account or such other account that you designated to the Fund. You remain a member of the Fund with respect to any portion of your interest in the Fund that you did not tender.

The balance of the purchase price will be paid to you after the completion of the Fund's year-end audit for the fiscal year ending March 31, 2009, and is subject to year-end audit adjustment. This amount will be paid promptly after the conclusion of the year-end audit, or on such earlier date as the Fund's Board of Managers may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of May 2009.

If you have any questions, please feel free to contact your dedicated relationship team at Bank of America. The Fund's helpline is also available and can be reached at (888) 786-9977 to address any questions regarding the tender offer or the Fund in general.

Sincerely,

BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC

--------------------------------------------------------------
                                                               BACAP Alternative
                                                        Multi-Strategy Fund, LLC

                          Form of Letter from the Fund
       to Investors in Connection with the Fund's Acceptance of Tenders of
                       Limited Liability Company Interests


---------, ----


XXX X. XXXX
XX XXXX XXXX
XX XXXX XXXX
XXXX, XX 00000


Dear Investor:

In accordance with the terms of the tender offer, the balance of the purchase price of the interest tendered, based on the audited net asset value of the Fund as of June 30, 2008 (the "Valuation Date"), was wired directly to the account designated by you in your Letter of Transmittal or to such other account that you designated to the Fund.

If you have any questions, please contact your dedicated relationship team at Bank of America. The Fund's helpline is also available and can be reached at
(888) 786-9977 to address any questions regarding the tender offer or the Fund in general.

SINCERELY,

BACAP Alternative Multi-Strategy Fund, LLC